SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 21, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “SMART EXTENDS DEADLINE TO APRIL 30, 2004 FOR PILTEL CREDITORS TO MAKE AN EXCHANGE OFFER”.

Security Code # CM-040

April 21, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In accordance with Sections 17.1 (b) and 17.3 of the Securities Regulation Code, enclosed is a copy of a Current Report with a press release attached thereto entitled “SMART EXTENDS DEADLINE TO APRIL 30, 2004 FOR PILTEL CREDITORS TO MAKE AN EXCHANGE OFFER”.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

April 21, 2004

Securities & Exchange Commission

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto entitled “SMART EXTENDS DEADLINE TO APRIL 30, 2004 FOR PILTEL CREDITORS TO MAKE AN EXCHANGE OFFER”.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

SEC Number PW-55

File Number _______

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Company’s Full Name)

10th Floor, PLDT Tower I, Ayala Avenue, Makati City

(Company’s Address)

814-3664_______________

(Telephone Number)

_________________N.A._________________

(Fiscal Year Ending

(month & day)

CURRENT REPORT UNDER SECTION 17 OF THE

SECURITIES REGULATION CODE_________

(Form Type)

___________________N.A._________________

Amendment Designation (If applicable)

___________________N.A._________________

Period Ended Date

___________________N.A._________________

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1. April 21, 2004 ________________________

Date of Report (Date of earliest event reported)

2. SEC Identification Number __PW-55 _ 3. BIR Tax Identification No. ____000-488-793

4. Philippine Long Distance Telephone Company __________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City__________ _____1200___

Address of principal office Postal Code

8. (632) 814-3664 _________________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable___________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

____________________________________________________________________________

____________________________________________________________________________

____________________________________________________________________________

Enclosed is a copy of a press release entitled “SMART EXTENDS DEADLINE TO APRIL 30, 2004 FOR PILTEL CREDITORS TO MAKE AN EXCHANGE OFFER”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

Date : 21 April 2004

Distribution Copies: 5 copies - Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

SMART EXTENDS DEADLINE TO APRIL 30, 2004 FOR PILTEL CREDITORS TO MAKE AN EXCHANGE OFFER

Manila, Philippines, April 21, 2004 – We refer to our press release dated March 22, 2004 in which we outlined the details of invitations (which were issued on March 23, 2004) to creditors of Pilipino Telephone Corporation (“Piltel”) to make an offer to sell their Piltel debt to Smart Communications, Inc. (“Smart”), a wholly-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI). Piltel creditors were given four weeks from the date of the letters of invitation to submit offers to Smart.

Smart indicated that it would only proceed with the debt transaction if creditors representing at least 75% in aggregate of existing Piltel debt by value participated in the offer to sell their indebtedness to Smart in exchange for one or more of the menu of options (either cash or Smart US$-denominated loan obligations or ROP-guaranteed US$-denominated bonds), and minimum acceptance thresholds for each facility* were also met. As of last evening, Smart had not received offers which satisfy its minimum offer thresholds. Some creditors have informed Smart of their intention to participate in the offer, but due to Easter and other holidays, these creditors have not been able to complete their formal approvals by the original deadline of April 20, 2004.

Accordingly, Smart announced today that the deadline for Piltel creditors to make an offer to sell their Piltel debt has been extended to close of business (5:00 pm, Manila time) on Friday, April 30, 2004. All other material terms of the invitations issued by Smart on March 23, 2004 remain unchanged.

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* The Facilities are the Peso Bank Facility, US$ Bank Facility, US$ Conversion Notes, US$ Trade Facilities and the Yen Trade Facility, Peso Term Notes Facility

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

The information contained herein is highly sensitive. It could affect the price of the securities of PLDT and Piltel. There is no assurance that Smart will be able to complete the transaction described herein at any time or at all nor that Smart will be able to complete the transaction on the terms or within the timetable outlined.

The estimates contained herein have been based on assumptions that PLDT and Smart consider reasonable. They are however subject to risks and uncertainties. Actual events and circumstances may differ materially from those described herein.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: April 21, 2004